John Wade
Chief Financial Officer
Aptimus, Inc.
206-441-9100, ext. 170
johnw@aptimus.com

For Immediate Release

          APTIMUS, INC. ANNOUNCES COMMENCEMENT OF TENDER OFFER FOR ITS
                                  COMMON STOCK

SEATTLE, WA October 10, 2001-- Aptimus, Inc. (Nasdaq: APTM), today announced that it has commenced its previously announced tender offer to purchase up to 10,750,000 shares, or approximately 81.5%, of its outstanding common stock. The Company intends to finance the repurchase from existing cash balances and short-term investments. Due to the possibility of an over-subscription, the Company's founder and CEO as well as one member of its Board of Directors who is also a significant shareholder will be subject to limitations on shares they tender, if any, to insure that all other shares tendered will be purchased.

"Given the changes in the marketplace and our company, and the limited trading volume of our stock, we are making this offer to enable those shareholders who desire liquidity to sell some or all of their shares without the usual transaction costs associated with open market sales," said Tim Choate, Aptimus' Chairman and CEO. "The tender offer provides shareholders with a choice of whether to sell all or a portion of their shares at an 85% premium to the closing market price for the shares on August 27, 2001, the day the proposed offer was first announced, subject to the terms and conditions of this offer. The shareholders who chose not to sell will remain subject to the risks of our business, of course, but they will also share a proportionately greater stake in any success we achieve." Concluded Choate, "After the offer is completed, we expect to have sufficient cash and short-term investments to fund our working capital and other needs related to current operations for the foreseeable future. We also expect to continue as a public company and to remain listed on Nasdaq at least until such time as the market makes a final decision with respect to its listing requirements."

The Company plans to repurchase up to 10,750,000 shares of its common stock at a price of $0.48 per share. The closing price of the Company's common stock on August 27, 2001, the last full trading day before the public announcement of the proposed tender offer, was $0.26 per share. Shareholders whose shares are purchased in the offer will be paid the purchase price net in cash, without interest, after expiration of the offer period.

The Board of Directors of Aptimus, Inc., acting upon the recommendation of an independent committee of the Board of Directors, has approved the offer. However, neither the Company nor its Board of Directors is making any recommendation to shareholders as to whether to tender or refrain from tendering their shares. Shareholders must make their own decision as to whether to tender their shares and, if so, how many shares to tender.

The tender offer will expire on Monday, November 12, 2001 at 5:00 p.m. Eastern time, unless the Company elects to extend the offer. The offer is subject to various conditions described in the Offer to Purchase.

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of Aptimus' common stock. The solicitation of offers to buy Aptimus' common stock will only be made pursuant to the Offer to Purchase and related materials that the Company will be sending to its shareholders shortly. Shareholders are encouraged to read those materials carefully as they will contain important information including the various terms and conditions to the offer.

About Aptimus, Inc.

Aptimus is creating the leading online direct response network. We provide high volume performance-based customer acquisition solutions for major consumer marketers. The Aptimus Network presents consumers with relevant offers geared to their immediate interests, allowing marketers to reach consumers with the right offers when they are most likely to respond. Our offer presentation serving technology platform enables us to promote offers contextually via third party web sites across the Internet. Built on a technology platform that is flexible and scalable, the Aptimus Network can support millions of users and hundreds of marketers and Web site partners. Aptimus is headquartered in Seattle, and is publicly traded on Nasdaq under the symbol APTM.

This press release contains statements that may constitute "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Such statements include comments regarding the Company's future success, its continued public company and listing status and the sufficiency of remaining cash and short-term investments following the described tender offer to fund ongoing operations and related needs of the Company for the foreseeable future. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those contemplated by such forward-looking statements. Important factors currently known to management that could cause actual results to differ materially from those in forward-looking statements include, without limitation, fluctuation of the company's operating results, the ability to compete successfully, the ability of the company to maintain current client and distribution partner relationships and attract new ones, and the ability to integrate acquired companies. For additional factors that may cause actual results to differ materially from those contemplated by such forward-looking statements, please see the "Risk Factors" described in the company's Annual Report on Form 10-KA, dated April 11, 2001, and in other quarterly reports and filings on file with the SEC, which Risk Factors are incorporated herein as though fully set forth. The company undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results.

                                     # # #


                                       2